Exhibit 99.1

Procaps Group Reports Second Quarter and First Half 2022 Results

Net Revenues Increased 14% year-over-year in the Second Quarter, with Adjusted EBITDA Margin of 24%

Constant currency Net Revenues Increased by 18% year-over-year in the First Half,

signaling a strong demand across our businesses

MIAMI, USA – BARRANQUILLA, COL – August 30, 2022 – Procaps Group S.A. (NASDAQ: PROC) (“Procaps”), a leading integrated LatAm healthcare and pharmaceutical conglomerate, today announced its financial results for the three months ended June 30, 2022 (“2Q22”) and the six months ended June 30, 2022 (“1H22”).

“The second quarter and first half of 2022 continued our previous year’s momentum with healthy demand across most of our business units supported by the ongoing rollout of new product launches and an important announcement on Procaps entering into definitive agreements to acquire Grupo Somar1 , which we believe will provide us an important presence in Mexico, the region’s second largest market, and further strengthen our future outlook,” said Rubén Minski, CEO of Procaps.

Highlights 1H22 & 2Q22

Product Development & Market Expansion

●	Entering into a Stock Purchase Agreement to acquire Grupo Somar

●	Capacity expansion plans in the United States continue as planned with the construction of new gummy manufacturing facility in Florida

●	Commencing of operations of West Palm Beach facility providing R&D services

●	Renewal rate of 21% in 1H22

●	120+ products registered in 1H22 in the regions where we operate

Financial Highlights

●	Net revenues totaled $112 million for 2Q22, an increase of 14% in comparison with 2Q21, mainly driven by strong demand across CAN, CASAND and Nextgel business segments as well as from our continued rollout of new product launches. Net revenues totaled $198 million in 1H22, a 12% increase vs. 1H21. On a constant currency basis, net revenues grew 18% in 1H22 vs. 1H21.

●	Gross profit for 2Q22 increased by 25% vs. 2Q21, totaling $73 million, with a 65% gross margin, and a 22% increase in 1H22 vs. 1H21, amounting to $120 million.

●	Adjusted EBITDA increased by 12% in 2Q22 and 13% in 1H22 (vs. 2Q21 and 1H21, respectively), totaling $28 million and $37 million, respectively, with an adjusted EBITDA margin of 24% in 2Q22 and 19% in 1H22.

[1]	including Química y Farmacia, Gelcaps and related entities

Management Commentary

Procaps Chief Executive Officer, Ruben Minski, commented:

“We continued to make progress in executing our strategy of building an integrated healthcare organization in the second quarter of 2022. In May 2022, we announced another milestone in this journey: a definitive agreement to acquire Grupo Somar2 from Advent International.

“Grupo Somar is an integrated pharmaceutical company focused on developing, manufacturing, and marketing high-quality branded generic, private label and OTC products targeted to the private market and offering CDMO services across key market segments in Mexico. We believe Grupo Somar offers a diversified portfolio of products across key categories and has strong R&D and manufacturing capabilities, operating six modern production facilities in Mexico, including three FDA-approved plants with the ability to export to the U.S., and two of which manufacture Softgel capsules.

“We are thrilled to have executed an important milestone on our long-planned roll-up strategy with an ideal acquisition target for Procaps, which we believe will help accelerate Procaps top and bottom-line growth into the near future in an accretive manner. With this acquisition, Procaps continues to diversify its products and geographies and we believe solidifies its position as a leader in innovative oral delivery systems.

“The transaction is expected to close by the end of the year and will represent a significant step forward for our regional consolidation strategy, expanding our reach in Mexico, which we anticipate will represent approximately 30% of the total revenues of the combined companies, with the expectation for additional future growth.

“During the quarter we continued the pace of new product launches and product rollouts to new regions, which combined to deliver 14% revenue growth when compared to 2Q21, and 12% in 1H22 when compared to 1H21, despite currency depreciations in some countries in the region where we operate and certain specific challenges, we have observed in supply chain worldwide. On a constant currency basis, top line grew 18% in 1H22 when compared to 1H21.

“An especially important aspect that is an essential backbone of our strategy is continuous innovation, which is at the heart of our portfolio. We have registered over 120 products during 1H22 and have over 170 products under the registration process.

“Additionally, our West Palm Beach facility commenced operations in May this year. The pipeline of RX product development has been growing as expected, and we have a positive perspective for the next twelve months.

“Looking ahead into 2022, we will continue to focus on our roll-up strategy including Grupo Somar´s integration and a multi-prong growth strategy of innovative pharmaceutical solutions and new expansion initiatives. Together, we are executing on our commitment to deliver better health and nutrition to the world through innovative oral delivery systems and building long-term value for our shareholders, ” said Minski.

[2]	Including Grupo Farmacéutico Somar and Química y Farmacia and, Gelcaps and related entities

Procaps Chief Financial Officer, Patricio Vargas, commented:

“We ended the second quarter of 2022 and the first half of the year delivering a robust performance - reaching a quarterly revenue of $112 million, an increase of 14% over the same period of the previous year, driven by multiple therapeutic areas across the company. We achieved Adjusted EBITDA of $28 million in 2Q22 (12% higher than 2Q21) and Adjusted EBITDA margin of 24%, despite the negative impact of macroeconomic headwinds including the depreciation of local currencies in some countries where we operate.

“These results arise from the combination of discipline in the execution of our growth strategy with the soundness of our core business operations.

“We continue to prioritize high value uses for our capital, with an emphasis on reinvesting in our business by funding our internal R&D and innovation initiatives.

“Our strategy going forward is supported by our substantial efforts in 2021 to establish the necessary building blocks for growth, and our recent acquisition announcement. I´m confident that we are well positioned to tackle the integration process with Grupo Somar to achieve our near and long-term goals.

Looking ahead into the 3Q22 and the remainder of the year, we see challenges that we must continue to monitor. World uncertainties, such as a possible recession in the United States and Europe, supply chain disruptions, and the continued depreciation of the currencies in the markets where we operate. We believe the diversified nature of our businesses offers natural protection against most challenges, but we are closely monitoring possible impacts,” concluded Vargas.

Innovation & Launches

Total R&D expenses, including the amount capitalized as intangible assets, totaled $9 million in 2Q22, 5% of total net revenues in the period.

Our renewal rate (% of net revenues from new products launched in the last 36 months) came to 21%. Launches depend on registration approval from regulatory agencies, and we could have phasing from quarter to quarter, depending on the time of the approval. Our goal continues to be at 25%.

The Farma Procaps business unit launched the first exclusive combination of vitamin D with vitamin K2 – DEFEROL K in Colombia. Vitamin D stimulates the intestinal absorption of calcium, and when associated with a vitamin K2, the calcium is directed to the bones, optimizing bone health as well as lowering the risk of cardiovascular diseases by avoiding the unwanted deposition of calcium in the blood vessel walls. We have also developed a gummy version for this product which has contributed to its acceptance for pediatric patients.

Other launches in Colombia during the period include: AZEC – a novelty nasal spray combination of Fluticasone Propionate + Azelastine Hydrochloride - indicated for the relief of moderate to severe symptoms of seasonal or chronic allergic rhinitis when monotherapy with antihistamines or nasal glucocorticoids alone is not considered sufficient; and MENTSI – the first oral pharmaceutical mint oil used for stomach/intestinal disorders, such as irritable bowel syndrome.

The Clinical Specialties business unit launched our oncology line with ALUDEL (enzalutamide) – indicated as first-line therapy for men with prostate cancer that no longer responds to hormone therapy or surgical treatment.

The VitalCare business unit continued to strengthen its portfolio with a wide range of analgesic products with our oral delivery system technologies, line extensions of our DOLOFEN brand, and the launch of DOLOFEN FLU.

Portfolio Overview

Procaps´s portfolio is comprised by 5 business lines: Nextgel, Diabetrics, Farma Procaps, Clinical Specialties, and Vital Care.

Nextgel

Nextgel is the iCDMO (integral contract development and manufacturing organization) arm of Procaps. We develop and manufacture proprietary Softgel technology, such as Unigel, Versagel, Chewgel, G-tabs and specialized gummies. We export to over 50 countries and partner with global and regional pharmas. This is exclusively a B2B channel.

Diabetrics

Diabetrics is a health solution for diabetes patients. It is a patient-centric solution, offering a comprehensive portfolio of products and differentiated services. This solution is offered in Colombia, and we expect to launch in Central America and Mexico beginning in 2023.

Farma Procaps

Farma Procaps formulates, manufactures and markets branded prescription drugs. It represents a high-growth portfolio that focuses on nine therapeutic areas: feminine care products, pain relief, skin care, digestive health, growth and development, cardiology, vision care, central nervous system and respiratory.

Clinical Specialties

Clinical Specialties business line develops, manufactures, and markets high-complexity drugs for hospitals and clinics, such as antibiotics, blood clots, immunosuppressants, oncology, and analgesics products.

VitalCare

VitalCare business line develops, manufactures, and markets OTC consumer healthcare products through an extensive portfolio focused on high-prevalence therapeutic areas, including gastrointestinal, skin care, cough, and cold, analgesics, urological, and vitamins, minerals, and supplements.

Our Farma Procaps, VitalCare and Clinical Specialties business units are part of three business segments: CAN, CASAND, and Procaps Colombia.

Procaps Colombia primarily serves the Colombian market; CAN primarily serves the Honduras, Nicaragua, El Salvador, United States, and Guatemala markets; and CASAND primarily serves the Panama, Costa Rica, Ecuador, Dominican Republic, Peru, and Bolivia markets.

Second Quarter 2022 & First Half 2022 Financial Results

Net Revenues

Net revenues totaled $112.4 million in 2Q22, compared to net revenues of $98.9 million for 2Q21, representing a growth of 13.6% year-over-year.

The increase is mainly driven by positive performances in CAN, Nextgel and CASAND business segments. These results were partially offset by macroeconomic headwinds, particularly the depreciation of some local currencies in those countries where Procaps operates.

Net revenues totaled $198.0 million in 1H22, compared to net revenues of $176.4 million for 1H21, increasing 12.3%. On a constant currency basis, net revenues increased by 18.0% from 1H21 to 1H22.

Net revenue by strategic business segment is shown below:

											Constant Currency
	2Q22	%NR	2Q21	%NR	Δ%	1H22	%NR	1H21	%NR	Δ%	1H22	%NR	Δ%
CAN	16.8	15.0%	8.7	8.8%	93.1%	28.1	14.2%	17.1	9.7%	64.8%	30.1	14.5%	76.7%
CASAND	17.1	15.2%	14.6	14.8%	16.8%	29.7	15.0%	25.1	14.2%	18.0%	29.9	14.4%	18.8%
Diabetrics	6.0	5.3%	6.7	6.7%	-10.4%	10.6	5.3%	13.1	7.4%	-19.5%	11.4	5.5%	-13.1%
Nextgel	32.9	29.3%	27.5	27.8%	20%	58.3	29.4%	52.5	29.7%	11.0%	59.4	28.6%	13.3%
Procaps Colombia	39.6	35.2%	41.4	41.9%	-4.5%	71.5	36.1%	68.6	38.9%	4.2%	77.2	37.1%	12.6%
Total Net Revenues	112.4	100.0%	98.9	100.0%	13.6%	198.0	100.0%	176.4	100.0%	12.3%	208.1	100.0%	18.0%

Central America North (CAN)

The 93.1% increase in net revenues quarter over quarter, totaling $ 16.8 million, was primarily as a result of the increase demand for both Rx and OTC products, such as Ezolium, Muvett and Artribion and the roll out of new products, such as Vitybell, Albisec One and Nutrigel Advance, among others.

Net revenues totaled $28.1 million in 1H22 with an increase of $11.0 million or 64.8% versus 1H21, positively impacted by our performance in El Salvador, Guatemala and Nicaragua, which presented double-digit growth in sales, and the strengthening of promotional lines by expanding its portfolio, especially in gastrointestinal, cardiovascular, feminine care, and analgesics therapeutic areas. On a constant currency basis, net revenues increased by 76.7% from 1H21 to 1H22.

Central America South and Andean Region (CASAND)

Net revenues for the CASAND segment totaled $ 17.1 million in 2Q22, an increase of 16.8% when compared to 2Q21, mainly due to the further development of new products, the continued strengthening of existing brands in key growth markets, and the rollout of new products, such as Fortzink Ultra, Dayflu Active, oral contraceptives line, and others in the region.

Net revenues grew 18.0% in 1H22 vs. 1H21, totaling $29.7 million, supported by higher overall demand and roll-out of new products. We have launched a cardio line in several countries, with emphasis on FEROVAS/FENORAS – an exclusive combination of Fenofibric Acid and Rosuvastatin with our Unigel technology – indicated for the treatment of mixed dyslipidemia in the elderly population. On a constant currency basis, net revenues increased by 18.8% from 1H21 to 1H22.

Diabetrics

Diabetrics net revenues decreased 10.4% when compared with 2Q21 due to the negative impact of the closing of Coomeva - an important Colombian public health insurance plan (Entidades Promotoras de Salud, or “EPS”). However, when compared with 1Q22, Diabetrics segment grew 29.6%, already showing signs of improvement from patients being transferred to other EPSs.

We increased the market penetration of our GLARITUS (insulin glargine) during 2Q22, facilitating access for diabetic patients to this new solution.

Additionally, we began the rollout strategy of our Diabetrics solutions in El Salvador and we have submitted product registrations in 5 other countries in Central America.

Net revenues totaled $10.6 million in 1H22, a decrease of 19.5% when compared to 1H21. On a constant currency basis, net revenues decreased by 13.1% from 1H21 to 1H22.

Nextgel

Net revenues for Nextgel business segment came to $32.9 million in 2Q22, a 19.9% increase versus 2Q21, supported mainly by the launch of new products with some partners, the increase in sales of existing products and the increase in services. Specialty products like progesterone continue to be launched in the region through new partners, as well as positioning key products, and strengthening the strategic alliance with Haleon with multiple products.

Net revenues totaled $58.3 million in 1H22, an increase of 11.0%, highlighted by the strong demand for pharmaceutical manufacturing in the region and portfolio expansion with current partners. On a constant currency basis, net revenues increased by 13.3% from 1H21 to 1H22.

Procaps Colombia

Net revenues for the Procaps Colombia segment totaled $39.6 million in 2Q22, slightly below 2Q21, impacted by the change in the sales mix due to an important decrease of Covid cases, directly impacting our Clinical Specialties line.

The Farma Procaps and VitalCare business units grew approximately 20% in sales in 1H22 when compared with 1H21, primarily due to the increase in sales of its leading brands in the market, such as Gestavit, Citragel, Muvett S, and Cromus, as well as the performance of new products launched in 2021, such as ECLAMP – the first preventive product for patients at risk of eclampsia.

Our contraceptive product line within our feminine care product portfolio, also performed well in the period, as Procaps maintained the supply levels of oral contraceptives and widespread coverage in the country, playing an important social role.

Net revenues totaled $71.5 million in 1H22, an increase of 4.2%, negatively impacted by the devaluation of Colombian pesos. On a constant currency basis, net revenues increased by 12.6% from 1H21 to 1H22.

Gross Profit

Gross profit increased by $14.5 million, or 25.0%, to $72.6 million in 2Q22, compared to $58.1 million in 2Q21. This increase was primarily attributable to a favorable sales mix, a positive impact of exchange rate in costs of 8%, and sales of brands in the CAN business segment.

Gross profit grew 22.4% in 1H22, totaling $119.8 million in 1H22 from $97.8 million in 1H21.

	2Q22	2Q21	Δ%	1H22	1H21	Δ%
Net Revenues	112.4	98.9	13.6%	198.0	176.4	12.3%
COGS	(39.8)	(40.8)	-2.5%	(78.3)	(78.6)	-0.4%
Gross Profit	72.6	58.1	25.0%	119.8	97.8	22.4%
Gross Margin	64.6%	58.7%	586.8 bps	60.5%	55.5%	501.7 bps

Gross margin came to 64.6% in 2Q22, an increase of 586.8 bps, when compared with the same period of last year, and gross margin increased to 60.5% in 1H22 from 55.5% in 1H21.

Operating Expenses

Operating expenses totaled $63.1 million in 2Q22, an increase of 45.2% in comparison with 2Q21. Operating expenses totaled $102.7 million in 1H22, an increase of 22.2% when compared to 1H21.

	2Q22	%NR	2Q21	%NR	Δ%	1H22	%RL	1H21	%RL	Δ%
Sales and marketing expenses	(25.7)	-22.8%	(18.9)	-19.1%	36.0%	(45.8)	-23.1%	(38.4)	-21.7%	19.5%
Administrative expenses	(28.8)	-25.7%	(23.1)	-23.3%	25.0%	(53.4)	-27.0%	(43.7)	-24.8%	22.3%
Other expenses	(8.6)	-7.7%	(1.5)	-1.6%	461.3%	(3.5)	-1.8%	(2.1)	-1.2%	69.1%
Total Operational Expenses	(63.1)	-56.2%	(43.5)	-44.0%	45.2%	(102.7)	-51.9%	(84.1)	-47.7%	22.2%

Sales and marketing expenses, as % of net revenues, increased by 139bps in the 1H22 when compared with 1H21, and by 376bps for 2Q22 vs. 2Q21, mainly due to the return of events and commercial efforts.

Administrative expenses, as % of net revenues, increased by 221bps in 1H22 when compared to 1H21 and by 233bps in 2Q22 when compared to 2Q21, primarily driven by increased personnel costs, including costs associated with being a public company, and increased professional fees related to legal and consulting services. It was also impacted by costs associated with the structuring of the company for future growth.

Other expenses are related mainly to the impact of exchange rate differences (approximately $8.4 million) in 2Q22, impacted mostly by approximately 11% depreciation of the Colombian Peso.

Contribution Margin

Contribution Margin is determined by subtracting sales and marketing expenses from gross profit. This is an important measure to understand each business segment performance.

	2Q22	2Q21	Δ%	1H22	1H21	Δ%
CAN	6.3	2.1	193.9%	8.4	4.5	87.4%
CASAND	6.9	6.3	10.9%	11.8	9.0	31.9%
Diabetrics	1.4	1.5	-5.1%	1.3	2.5	-47.2%
Nextgel	17.5	14.1	24.0%	27.7	22.9	21.1%
Procaps Colombia	15.1	16.5	-8.3%	24.9	21.4	16.0%
Total Contribution Margin	47.2	40.5	16.7%	74.1	60.3	22.9%

CAN, CASAND and Nextgel business segments have shown significant improvement in contribution margin in 2Q22 and 1H22, when compared to 2Q21 and 1H21, respectively. The CAN business segment had a significant increase in contribution margin mainly due to the efforts carried out in 2021 lowering inventories at our distributor levels, which negatively impacted the contribution margins for 2Q21 and 1H21.

The contribution margin for 2Q22 for our Diabetrics business segment was negatively affected by the impact on revenues explained above and Procaps Colombia contribution margin in 2Q22 is affected by the decrease of sales for Covid related products.

EBITDA

Adjusted EBITDA3 totaled $27.5 million in 2Q22, a growth of 11.9% when compared to $24.6 million for 2Q21. In 1H22, adjusted EBITDA totaled $36.7 million, an increase of 12.8% vs. 1H21.

This increase was driven by the increased demand across branded Rx and OTC businesses from both our existing products and iCDMO business, as well as from our continued rollout of new product launches and the sale of certain brands.

Adjusted EBITDA margin came to 24.5% for 2Q22, impacted by higher operating expenses.

	2Q22	2Q21	Δ%		1H22	1H21	Δ%
Net Income	(6.9)	(0.6)	n.a.		9.5	(17.6)	n.a.
Financial expenses	18.8	14.4	n.a.		4.2	28.6	n.a.
Income tax	(2.4)	0.9	-369.3%		3.3	2.8	18.7%
D&A	4.9	4.4	11.6%		8.4	8.9	-5.9%
EBITDA	14.4	19.0	-24%		25.4	22.6	12%
FX translation adjustments[1]	8.4	1.6	425.0%		3.2	1.8	82.9%
Transaction expenses[2]	3.7	2.9	28.3%		6.1	5.8	4.7%
Other expenses[3]	1.1	1.1	0.0%		2.1	2.4	-12.1%
Adjusted EBITDA	27.5	24.6	12%		36.7	32.6	13%
Adjusted EBITDA margin	24.5%	24.9%	-38.3	bps	18.5%	18.5%	7.6	bps

[3]	Table below shows Adjusted EBITDA and a reconciliation of net income, which the Company believes is the most comparable IFRS measure, to Adjusted EBITDA. See under “Reconciliation” on the Appendix for a detailted adjustments explanations.

Financial Expenses

The net financial expenses totaled $18.8 million in 2Q22, impacted by the net fair value of the Procaps ordinary shares held in escrow which is a non-cash item.

Interest expenses totaled $6.3 million in 2Q22, a decrease of 54.0% when compared to 2Q21, primarily due to the termination of the put option agreements with some of our shareholders.

	2Q22	2Q21	Δ%	1H22	1H21	Δ%
Banking expenses and fees	(0.4)	(0.7)	-47.8%	(0.8)	(1.3)	-40.8%
Others financial expenses	(0.3)	-	-	(0.4)	(0.2)	111.3%
Net fair value gain of shares held in escrow	(10.8)	-	-	7.7	-	-
Net fair value gain of warrants liabilities	(1.1)	-	-	0.6	-	-
Interest expenses	(6.3)	(13.7)	-54.0%	(11.4)	(27.1)	-58.0%
Net Financial Expenses	(18.8)	(14.4)	30.9%	(4.2)	(28.6)	-85.3%

Net Income

Procaps reported a net loss of $6.9 million for 2Q22 as compared to a net loss of $0.6 million in 2Q21. Excluding non-cash items (net fair value of shares held in escrow and of warrants liabilities), net income would have totaled $4.9 million for 2Q22.

Net income totaled $9.5 million for 1H22, compared to a net loss of $17.6 million for 1H21. Excluding non-cash items (net fair value of shares held in escrow and of warrants liabilities), net income would have totaled $1.2 million for 1H22.

	2Q22	%NR	2Q21	%NR	Δ%	1H22	%NR	1H21	%NR	Δ%
EBIT	9.5	8.4%	14.6	14.8%	-35%	17.0	8.6%	13.7	7.8%	24%
Net Financial Expenses	(18.8)	-16.7%	(14.4)	-14.5%	31%	(4.2)	-2.1%	(28.6)	-16.2%	-85%
EBT	(9.3)	-8.3%	0.3	0.3%	n.a.	12.8	6.5%	(14.9)	-8.4%	n.a.
Income Tax	2.4	2.1%	(0.9)	-0.9%	n.a.	(3.3)	-1.7%	(2.8)	-1.6%	19%
Net Income (Loss)	(6.9)	-6.2%	(0.6)	-0.6%	1038%	9.5	4.8%	(17.6)	-10.0%	n.a.

Indebtedness

As of June 30, 2022, our total gross debt was $257.5 million, compared to $253.4 million as of December 31, 2021.

Cash totaled $37.6 million as of June 30, 2022, as compared to $72.1 million as of December 31, 2021.

Total net debt as of June 30, 2022, totaled $220.0 million, of which approximately 82.7% consisted of long-term obligations.

	1H22		YE 2021
Short Term	75.7		74.6
Long Term	181.8		178.7
Gross Debt	257.522		253.4
Cash and cash equiv.	37.6		72.1
Net Debt	220.0		181.3
Adjusted EBITDA LTM	103.8		99.7
Net Debt / Adj. EBITDA	2.1	x	1.8	x

Net debt/Adjusted EBITDA for the last 12 months (“LTM”) came to 2.1x for 2Q22, compared to 1.8x for the year ended December 31, 2021.

Capital Expenditures (“CAPEX”)

As of June 30, 2022, CAPEX totaled $15.6 million, comprising $10.5 million of property, plant & equipment (“PP&E”) (5.3% of net revenues) and $5.1 million of intangible CAPEX (2.6% of net revenues), of which $3.3 million are related to R&D investments.

PP&E CAPEX refers mainly to plants´ maintenance. Intangible CAPEX refers to, mainly, investments in the development of new products.

	1H22	% NR	1H21	% NR	Δ%
Intangible CAPEX	(5.1)	-2.6%	(4.2)	-2.4%	22.4%
PP&E CAPEX	(10.5)	-5.3%	(5.4)	-3.1%	93.4%
Total CAPEX	(15.6)	-7.9%	(9.6)	-5.4%	62.6%

Cash Flow

Cash flow from operating activities during the 1H22 was $16.3 million, mainly impacted by changes in working capital especially due to the increase in inventories, CAPEX and R&D investments, and the repayment of certain short-term financial instruments.

	1H22	1H21	Δ%
Accounting EBITDA	25.4	22.6	12.3%
Other adjustments to cash flow	1.8	2.5	-27.0%
Changes in working capital	(6.4)	(5.5)	15.2%
Cash from operations	20.9	19.6	6.4%
Interest paid	(0.9)	(1.0)	-6.8%
Income tax paid	(3.6)	(2.3)	61.4%
Operating Cash Flow	16.3	16.3	-0.3%
CAPEX and R&D investments	(13.1)	(9.6)	36.4%
Free Cash Flow	3.2	6.8	-52.4%
Financing Cash Flow	(36.2)	8.8	n.a.
Increase (Decrease) in Cash	(33.0)	15.6	n.a.

Cash conversion cycle was 107 days ($129 million), 4 days higher than Q122.

(days)	4Q21	1Q22	2Q22
Account receivables (DSO)	103	96	100
Inventories (DIO)	70	85	83
Suppliers (DPO)	75	78	76
Working Capital	98	103	107

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,300 employees working under a sustainable model. Procaps develops, manufactures, and markets over the counter (OTC) pharmaceutical products and prescription pharmaceutical drugs (Rx), nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com.

APPENDIX

Use of Non-IFRS Financial Measures

Our management uses and discloses EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Net Debt-to-Adjusted EBITDA ratio, Contribution Margin and net revenue on a constant currency basis, which are non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Net Debt-to- Adjusted EBITDA ratio

We define EBITDA as profit (loss) for the period before interest expense, net, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain transaction costs incurred in connection with the business combination (“Business Combination”) with Union Acquisition Corp. II (“Union”), certain listing expenses incurred in connection with the Business Combination, certain costs related to business transformation initiatives, certain foreign currency translation adjustments and certain other finance costs, and other nonrecurring nonoperational or unordinary items as the Company may deem appropriate from time to time. We also report Adjusted EBITDA as a percentage of net revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins. None of EBITDA, Adjusted EBITDA or Adjusted EBITDA margin are presented in accordance with generally accepted accounting principles (“GAAP”) or IFRS and are non-IFRS financial measures.

We use EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio for operational and financial decision-making and believe these measures are useful in evaluating our performance because they eliminate certain items that we do not consider indicators of our operating performance. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to-Adjusted EBITDA ratio are also used by many of our investors and other interested parties in evaluating our operational and financial performance across reporting periods. We believe that the presentation of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to- Adjusted EBITDA ratio provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision-making, budgeting, evaluating acquisition targets, and assessing our operating performance.

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to- Adjusted EBITDA ratio are not recognized terms under IFRS and should not be considered as a substitute for net income (loss), cash flows from operating activities, or other income or cash flow statement data. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under IFRS. We strongly encourage investors to review our financial statements in their entirety and not to rely on any single financial measure.

Because non-IFRS financial measures are not standardized, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio, as defined by us, may not be comparable to similarly titled measures reported by other companies. It, therefore, may not be possible to compare our use of these non-IFRS financial measures with those used by other companies.

Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

for the three and six months ended June 30, 2022 and 2021

	2Q22	2Q21	Δ%	1H22	1H21	Δ%
Net Income (Loss)	(6.9)	(0.6)	n.a.	9.5	(17.6)	n.a.
Financial expenses	18.8	14.4	n.a.	4.2	28.6	n.a.
Income tax	(2.4)	0.9	-369.3%	3.3	2.8	18.7%
D&A	4.9	4.4	11.6%	8.4	8.9	-5.9%
EBITDA	14.4	19.0	-24%	25.4	22.6	12%
FX translation adjustments[1]	8.4	1.6	425.0%	3.2	1.8	82.9%
Transaction expenses[2]	3.7	2.9	28.3%	6.1	5.8	4.7%
Other expenses[3]	1.1	1.1	0.0%	2.1	2.4	-12.1%
Adjusted EBITDA	27.5	24.6	12%	36.7	32.6	13%
Adjusted EBITDA margin	24.5%	24.9%	-38.3 bps	18.5%	18.5%	7.6 bps

(1)	Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries from U.S. dollars into the functional currency of those subsidiaries as of June 30, 2022 and 2021

(2)	Transaction expenses primarily include (i) consulting and legal fees and expenses related to acquisitions and other transactions in the amount of $1.9 million, (ii) consulting and legal fees and expenses related to operations in the amount of $1.5 million, (iii) incremental director & officer policy insurance costs incurred of $0.3 million in connection with the Business Combination.

(3)	Other expenses consist of business transformation initiatives implemented during the six months ended June 30, 2022.

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We currently present net revenue on a constant currency basis. We calculate constant currency by calculating six month-end period for the six months ended June 30, 2022 using prior-period (six months ended June 30, 2021) foreign currency exchange rates. The functional foreign currencies for the primary regional markets where we operate, such as the Colombian Peso and the Brazilian Real, were adjusted on a constant currency basis at the exchange rates of COP $3,622.28 per U.S. $1.00 and R$5.3862 per U.S. $1.00, respectively, for the six months ended June 30, 2021. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.

Contribution Margin

We define Contribution Margin as gross profit less selling expenses. Contribution Margin is one of the key performance indicators we use in evaluating our profitability. We believe Contribution Margin is useful to investors in evaluating our operating performance compared to other companies in the pharmaceutical industry, as similar measures are commonly used by companies in this industry.

The following table provides a reconciliation from gross profit to Contribution Margin for the three months and six months ended June 30, 2022 and 2021.

	USD$MM	2Q21	1H21	2Q22	1H22
Nextgel	Net Revenues	27.5	52.5	32.9	58.3
	COGS	(12.0)	(25.3)	(12.4)	(24.9)
	Gross Profit	15.461	27.164	20.540	33.380
	Gross margin %	56.3%	51.8%	62.4%	57.3%
	Sales and marketing expenses	(1.4)	(4.3)	(3.0)	(5.7)
	Contribution margin	14.1	22.9	17.5	27.7
	Contribution margin %	51.3%	43.6%	53.1%	47.6%

Procaps Col	Net Revenues	41.4	68.6	39.6	71.5
	COGS	(19.4)	(34.0)	(16.1)	(32.1)
	Gross Profit	22.071	34.634	23.445	39.360
	Gross margin %	80.4%	50.5%	71.2%	55.1%
	Sales and marketing expenses	(5.6)	(13.2)	(8.3)	(14.5)
	Contribution margin	16.5	21.4	15.1	24.9
	Contribution margin %	60.0%	31.2%	45.9%	34.8%

CAN	Net Revenues	8.7	17.1	16.8	28.1
	COGS	(2.4)	(5.5)	(5.1)	(9.9)
	Gross Profit	6.343	11.598	11.763	18.220
	Gross margin %	23.1%	68.0%	35.7%	64.8%
	Sales and marketing expenses	(4.2)	(7.1)	(5.5)	(9.8)
	Contribution margin	2.1	4.5	6.3	8.4
	Contribution margin %	7.8%	26.3%	19.0%	29.9%

CASAND	Net Revenues	14.6	25.1	17.1	29.7
	COGS	(3.2)	(5.9)	(3.0)	(5.1)
	Gross Profit	11.439	19.215	14.076	24.599
	Gross margin %	41.6%	76.5%	42.8%	82.9%
	Sales and marketing expenses	(5.2)	(10.2)	(7.1)	(12.8)
	Contribution margin	6.3	9.0	6.9	11.8
	Contribution margin %	22.8%	35.7%	21.1%	39.9%

Diabetrics	Net Revenues	6.7	13.1	6.0	10.6
	COGS	(3.9)	(7.9)	(3.2)	(6.4)
	Gross Profit	2.802	5.189	2.809	4.195
	Gross margin %	10.2%	39.5%	8.5%	39.7%
	Sales and marketing expenses	(1.3)	(2.7)	(1.4)	(2.9)
	Contribution margin	1.5	2.5	1.4	1.3
	Contribution margin %	5.5%	19.3%	4.3%	12.7%

Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
Revenue	$112,420	$98,935	$198,050	$176,377
Cost of sales	(39,786)	(40,820)	(78,294)	(78,575)
Gross profit	72,634	58,115	119,756	97,802

Sales and marketing expenses	(25,665)	(18,869)	(45,822)	(38,350)
Administrative expenses	(28,845)	(23,081)	(53,400)	(43,659)
Finance expenses, net	(18,791)	(14,354)	(4,209)	(28,591)
Other expenses, net	(8,626)	(1,537)	(3,503)	(2,072)
(Loss)/Income before tax	(9,293)	274	12,822	(14,870)

Income tax expense	2,374	(882)	(3,295)	(2,776)
(Loss)/Income for the period	$(6,919)	$(608)	$9,527	$(17,646)

(Loss)/Income for the period attributable to:
Owners of the Company	(6,919)	(649)	9,527	(17,968)
Non-controlling interests	—	41	—	322

Earnings per share:
Basic, (loss)/income for the period attributable to ordinary equity holders of the Company[1]	(0.07)	(0.01)	0.09	(0.18)

Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
(Loss)/Income for the period	$(6,919)	$(608)	$9,527	$(17,646)

Other comprehensive (loss)/income
Items that will not be reclassified to profit or loss:
Remeasurement of net defined benefit liability	—	84	—	84
Income tax relating to items that will not be reclassified subsequently to profit or loss	—	(29)	—	(29)
Net of Tax	—	55	—	55
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(3,001)	266	(767)	(4,516)
Other comprehensive (loss)/income for the period, net of tax	(3,001)	321	(767)	(4,461)
Total comprehensive (loss)/income for the period	$(9,920)	$(287)	$8,760	$(22,107)

Total comprehensive (loss)/income for the period attributable to:
Owners of the Company	(9,929)	(328)	8,750	(22,429)
Non-controlling interests	9	41	10	322

Unaudited Condensed Consolidated Interim Statement of Financial Position

As of June 30, 2022 and December 31, 2021

(In thousands of United States Dollars, unless otherwise stated)

	As of June 30, 2022	As of December 31, 2021
Assets
Non-current assets
Property, plant and equipment, net	76,596	72,638
Right-of-use assets	43,823	40,167
Goodwill	6,761	6,803
Intangible assets	31,877	30,171
Investments in joint ventures	2,325	2,443
Other financial assets	244	256
Deferred tax assets	7,584	7,067
Other assets	3,753	4,531
Total non-current assets	$172,963	$164,076
Current assets
Cash	37,552	72,112
Trade and other receivables, net	120,208	117,449
Inventories, net	99,227	79,430
Amounts owed by related parties	2,209	1,147
Current tax assets	29,040	22,082
Other current assets	8,996	5,839
Total current assets	$297,232	$298,059
Total assets	$470,195	$462,135

Liabilities and Stockholders’ Equity (Deficit)
Equity (Deficit)
Share capital	1,011	1,011
Share premium	377,677	377,677
Reserves	45,743	42,749
Accumulated deficit	(424,526)	(431,059)
Accumulated other comprehensive loss	(28,545)	(27,778)
Equity (deficit) attributable to owners of the company	$(28,640)	$(37,400)
Non-controlling interest	(930)	(940)
Total equity (deficit)	$(29,570)	$(38,340)
Non-Current liabilities
Borrowings	181,818	178,720
Warrant liabilities	22,476	23,112
Shares held in escrow	94,127	101,859
Deferred tax liabilities	6,695	6,070
Other liabilities	1,862	2,750
Total non-current liabilities	$306,978	$312,511
Current liabilities
Borrowings	75,704	74,646
Trade and other payables, net	90,582	85,381
Amounts owed to related parties	6,007	8,450
Current tax liabilities	10,853	11,756
Provisions	495	501
Other liabilities	9,146	7,230
Total current liabilities	$192,787	$187,964
Total liabilities and stockholders’ equity (deficit)	$470,195	$462,135

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	For the six months ended June 30
	2022	2021
Operating activities
Income/(Loss) for the period	$9,527	$(17,646)
Adjustments to reconcile net gain (loss) with net cash from operating activities:
Depreciation of property, plant and equipment	2,932	2,864
Depreciation of right-of-use assets	3,005	2,214
Amortization of intangibles	2,436	3,824
Income tax expense	3,295	2,776
Finance expenses	4,209	28,591
Share of result of joint ventures	109	(419)
Net (gain)/loss on sale of property, plant and equipment	(590)	699
Inventory provision	1,010	2,038
Provision for bad debt	1,304	16
Provisions	7	187
Cash flow from operating activities before changes in working capital	27,244	25,144

(Increase)/decrease in operating assets and liabilities:
Trade and other receivables	(3,793)	(8,259)
Amounts owed by related parties	(1,057)	144
Inventories	(20,941)	(5,771)
Current tax assets	(6,958)	(35)
Other current assets	(3,154)	(862)
Trade and other payables	26,648	22,139
Amounts owed to related parties	2,030	(1,183)
Current tax liabilities	(442)	(2,562)
Other liabilities	563	(8,294)
Provisions	(41)	(146)
Other financial assets	12	166
Other assets	778	(855)
Cash generated from operations	20,889	19,626

Interest paid	(946)	(1,015)
Income tax paid	(3,649)	(2,261)

Cash flow provided by operating activities	$16,294	$16,350

Investing activities
Acquisition of property, plant and equipment	(10,518)	(5,439)
Proceeds from sale of property, plant and equipment	2,689	26
Acquisition of intangibles	(5,106)	(4,170)
Advances to related parties	(139)	—

Cash flow used in investing activities	$(13,074)	$(9,583)

Financing activities
Proceeds from borrowings	54,085	95,340
Payments on borrowings	(74,242)	(75,085)
Payments to related parties	(4,525)	(2,077)
Interest paid on borrowings	(8,639)	(5,989)
Payment of lease liabilities	(2,867)	(3,402)

Cash flow (used in) generated from financing activities	$(36,188)	$8,787

Net (decrease) increase in cash	(32,968)	15,554
Cash at beginning of the period	72,112	4,229
Effect of exchange rate fluctuations	(1,592)	(12,088)
Cash at end of the period	$37,552	$7,695

Non-cash financing and investing activities[2]	$32,737	$28,269

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include expectations related to the timing and completion of the acquisition of Grupo Somar; expectations related to the integration of Grupo Somar and Procaps’ presence in Mexico; estimated percentage of total revenues of the combined companies to be generated by Grupo Somar following the consummation of the acquisition; expectations regarding the pipeline of Rx products; expectations regarding the construction of a new gummy manufacturing facility; expectation regarding the increase in Procaps’ product development capabilities due to the operation of the West Palm Beach facility; expectations regarding a recession in the United States and Europe, depreciation of currencies in markets where we operate and supply chain disruptions; expectations regarding the launch of the Diabetrics solution in in El Salvador, Peru, and Mexico; and expectations regarding Procaps’ roll-up strategy and a multi-prong growth strategy of innovative pharmaceutical solutions and new expansion initiatives. Such forward-looking statements concerning revenues, earnings, performance, strategies, synergies, prospects and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties. Several factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to recognize the anticipated benefits of the acquisition of the Grupo Somar , the impact of COVID-19 on Procaps’ business, costs related to the acquisition and integration of the Grupo Somar, changes in applicable laws or regulations, the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Procaps’ other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.